January 11, 2025

Yuen Yi Young
Chairwoman and Director
Pitanium Limited
30F, Gravity, 29 Hing Yip Street
Kwun Tong, Kowloon, Hong Kong

       Re: Pitanium Limited
           Draft Registration Statement on Form F-1
           Submitted December 16, 2024
           CIK No. 0002046573
Dear Yuen Yi Young:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. We note your disclosure here that you do not intend to be a controlled company under
       Nasdaq corporate governance rules. Please disclose here, as you do on page 41, that if
       Ms. Young and Mr. Wong act together, they will be able to control the management and affairs of our Company and most matters requiring shareholder approval.
2.     We note your disclosure beginning in the prospectus summary on page 13,
and
       throughout the prospectus, that states    [i]n the event that the
operation of us or our
       Operating Subsidiary in Hong Kong were to become subject to the PRC laws and regulations, the legal and operational risks associated in Mainland China also apply to
       our operations in Hong Kong. . .    Please revise this statement, and
where applicable
 January 11, 2025
Page 2

       throughout the prospectus, so that it is clear that the legal and operation risks associated in operating in the PRC apply to your present operations in Hong Kong.
       Please provide this disclosure on the cover page in addition to the revisions throughout the prospectus.
3. We note your disclosure on the cover page of how cash is transferred through your organization and intentions to distribute earnings. Please state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the consolidated financial statements as well as a cross-reference to a more detailed discussion of the intercompany transfer of cash within your group.
Prospectus Summary
Risks Related to Doing Business in Hong Kong, page 4

4. We note your disclosure in the prospectus summary, summary of risk factors, and risk factors section about the risks posed by the PRC. Please specifically discuss here in the summary of risk factors, the risks arising from the legal system in China, which includes that the that the Chinese government may intervene or influence your operations at any time. Additionally, here and in the corresponding risk factors, please disclose the risk that that rules and regulations in China can change quickly with little advance notice.
Risk Factors
Risks Related to our Class A Ordinary Shares and this Offering
We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B
Ordinary Shares. . ., page 41

5. We note your disclosure here that if Ms. Young and Mr. Wong act together, they will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Please expand your disclosure here if the matters requiring shareholder approval are also specifically applicable to an amendment of organizational documents, mergers, consolidations, or sale of assets. Management's Discussion and Analysis of Financial Condition and Results of Operations
Prices of raw materials, page 59

6. Please note if recent inflationary pressures have materially impacted your business. In this regard, we note your disclosure that purchases represented 72.47% and 80.38% of your cost of sales for the years ended September 30, 2023 and 2024, respectively. If they have materially impacted your business, please identify the specific types of inflationary pressures you are facing, how your business has been affected, and identify any actions you have planned or taken to mitigate inflationary pressures.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Revenue, page 61

7. Please expand to provide your analysis of the underlying factors influencing the increase in the total number of products sold, the pricing, and the average spending by
 January 11, 2025
Page 3

       customers, as well as known trends and events you reasonably expect will have a material impact on future results. Refer to Item 303(a) and (b)(2) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Bank Borrowings, page 66

8. We note your disclosure and discussion of your loans from the Bank of China (Hong
       Kong). Please file these agreements as exhibits or tell us why you do not believe that they are required to be filed. Refer to Item 8 of Form F-1 and Item 601(b) of
       Regulation S-K.
Business
Logistics Service Providers, page 96

9. We note your disclosure here that you had two logistics service providers, which you have been working with for more than ten years. We also note your risk factor regarding logistics service providers on page 23. To the extent you are materially dependent on those two providers, please identify those two logistics service providers.
Properties, page 102

10. Please file your lease agreements described here or tell us why you do not believe that they are required to be filed. Refer to Item 8 of Form F-1 and Item 601(b) of
       Regulation S-K.
Related Party Transactions, page 119

11. We note your disclosure here regarding the nature of certain related party transactions with Areukesien Spa Ltd, and how the amount due to this related party has been settled as of the date of the prospectus. Please revise to provide a clear description of the business purpose or rationale for these related party transactions. Additionally, please briefly describe the process you will follow for approving related party transactions following the offering. Please refer to Item 7.B. of Form 20-F.
Financial Statements Notes
Principles of Combination, page F-7

12.    We note your disclosures here that your financial statements are labeled as
          combined    financial statements and all intercompany transactions
and balances
       among the Company and its subsidiary have been eliminated upon combination. We also note in Note 1, you refer to the financial statements as "consolidated". Please clarify your basis for the treatment of the financial statements as combined for all entities presented. Refer to ASC 810 and ASC 805.
Cash and cash equivalents, page F-8

13. Please disclose the nature and components of your cash equivalent balances.
Foreign Currency Translation and Transaction, page F-8

14. Here you state the reporting currency and the functional currency of the Company and
       its subsidiary are both the Hong Kong Dollar (   HKD   ). On page F-13,
under
 January 11, 2025
Page 4

       Comprehensive Income, you state    Other comprehensive income consists
of foreign
       currency translation adjustment resulting from the Group translating its financial
       statements from functional currency into reporting currency.    Please
clarify if the
       reporting currency is HKD or USD.

       Further, if the reporting and functional currency is HKD, please revise to disclose that the USD information is provided for convenience translation purpose. Refer to
       Rule 3-20(b)(1) of Regulation S-X for guidance.
Other non-current assets, page F-9

15. We note your disclosure here on allowance for doubtful accounts. We also note your discussion of significant risks includes credit risk for what appears to be accounts receivable. However, we do not see sufficient disclosure as to what the accounts receivable balances are and how they are recorded. Please expand to disclose the nature, the typical term and the period-end balance of your accounts receivable, if applicable. Refer to ASC 310-10-50-2.
Recent Accounting Pronouncements, page F-15

16. We note your disclosure on your assessment of ASU 2023-07; however it does not appear segment disclosure is actually provided for the Company in the financial statements. Please revise to provide segment disclosure as required by ASC 280-10-
       50.
Note 3. Inventories, page F-16

17.    We note your disclosures include a statement that the Group    actively
promotes and
       offers complimentary items for products that may not be as popular, keeping the risk
       of obsolete inventory at a minimum.    Please disclose how these
complimentary items
       are accounted for, as your inventory policy discussion on page F-9 states that there was no write-down of potentially obsolete inventories for the periods presented.
Note 7. Operating Lease Liabilities, page F-16

18. Please revise to disclose cash payments made in relation to your leases. Refer to ASC
       842-20-50-4(g).
General

19. We note that the prospectus contains certain information from an industry report commissioned by you and prepared by Frost & Sullivan, a third-party industry research firm. To the extent that you commissioned any such data, please provide the consent of the third-party in accordance with Rule 436.
20. Please refile Exhibit 3.1 in the proper text-searchable format. It was uploaded as an image. For guidance, refer to Item 301 of Regulation S-T.
21. Please file a consent of your PRC Counsel as an exhibit to the registration statement.
       Additionally, please file a consent of TC & Co. as your Hong Kong counsel or clarify if this consent will be included in Exhibit 99.7.
22. Please supplementally provide us with copies of all written communications, as
 January 11, 2025
Page 5

       defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications. Please contact Tayyaba Shafique at 202-551-2110 or Li Xiao at
202-551-4391 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Conlon Danberg at 202-551-4466 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Andrei Sirabionian, Esq.